March 3, 2006

   via U.S. Mail
   Joseph C. Winkler
Chief Executive Officer and President
Complete Production Services, Inc.
14450 JFK Blvd. Suite 400
Houston, Texas
77032


Re:	Complete Production Services, Inc.
		Amendment No. 3 to Registration Statement on
      Form S-1
      Filed February 14, 2006
	File No. 333-128750


   Dear Mr. Winkler:

   We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 34

Critical Accounting Policies and Estimates, page 38

Stock Options, page 39

1. We have reviewed the fairness analysis prepared by Houlihan
Lokey
Howard & Zukin that you provided in response to prior comment 13 of our letter dated February 2, 2006. We note the selected multiples used by Houlihan Lokey for each of the three combined entities in its report in arriving at a final valuation of Complete Production Services. Please explain the basis for determining the selected multiples used for each entity. For example, we note the reference in footnote 3 and 4 on page 17 of the fairness analysis to certain methodologies used. Please explain what methodologies were employed in arriving at the final selected multiples for each entity.

2. We have reviewed your responses to comments 3 through 18 of our letter dated February 3, 2006. We also note your response to prior comment 20 of our letter dated December 2, 2005, which discusses the qualitative factors attributing to the difference between the per share valuation ($11.66) presented in Annex F of such letter and the expected offering price. We understand the underwriters may update the offering price range in future amendments. Please tell us what information was used by the underwriters in determining the expected offering price range that has led to the difference between the $11.66 per share and the $18.50 mid-point of expected offering price.
For example, is the increase in value per share attributable to more current estimated EBITDA figures, which includes growth in the Company`s operations, or did the underwriters use a different multiple of EBITDA or different methodology approach? Please reconcile the differences between these resulting values on a more detailed and quantitative basis.

I.E. Miller Companies

Independent Auditor`s Report, page F-75
3. We note your response to comment 37 of our letter dated
February
2, 2006, which states the audit firm of Darnall, Sikes & Frederick is not registered with the Public Company Accounting Oversight Board ("PCAOB"). In order to comply with Article 2 of Regulation S-X, the auditor`s report must state the audit was performed in accordance with PCAOB standards (United States). An auditor is not required to be registered with the PCAOB in order to meet this requirement. Therefore, we reissue prior comment 37 of our letter dated February
2, 2006.

Hamm Co.

Independent Accountants` Report, page F-84

4. Similar to our comment above, please have your auditor update its report to state the audit was performed in accordance with the standards of the Public Company Accounting Oversight Board (United States), if true.

Consolidated Statement of Cash Flows, page F-88

5. We note your disclosure within non-cash transactions of the sale of equipment to the principal stockholder for cash, forgiveness of a payable and a cash distribution applied to the purchase price. Please expand your related party footnote disclosures to address this transaction and identify the gain or loss resulting from this transaction included in your financial statements. In addition, tell us if such gain or loss was calculated based on the purchase price of the equipment, without netting the effect of the cash distribution.

Independent Accountants` Report, page F-95

6. Similar to our comments above, please have your auditor update its report to state the audit was performed in accordance with the standards of the Public Company Accounting Oversight Board (United States), if true.

Notes to Consolidated Financial Statements, page F-100

Note 8, Litigation and Commitments, page F-105
7. We understand you have not recorded a liability for the potential loss associated with the property damage lawsuit to which Hamm Co. is a defendant. Please expand your disclosures to address why you have not recorded such liability, considering the provisions of SFAS 5.

Oil Tool Rentals, Inc.

Independent Accountants` Report, page F-106
8. Similar to our comments above, please have your auditor update its report to state the audit was performed in accordance with the standards of the Public Company Accounting Oversight Board (United States), if true.

Big Mac Tank Trucks, Inc.

Independent Accountants` Report, page F-115

9. Similar to our comments above, please have your auditor update its report to state the audit was performed in accordance with the standards of the Public Company Accounting Oversight Board (United States), if true.

Notes to Consolidated Financial Statements, page F-120

Note A, Nature of Operations, page F-120

1.  Nature of Operations, page F-120

10. We note you have defined "Big Mac" as including the accounts and operations of Big Mac Tank Trucks, Inc., Big Mac Transports, Inc. and
Fugo Services, Inc. However, in following notes, you refer to "Big
Mac" as though it is defined as only Big Mac Tank Trucks, Inc.
For
example, in Note B, under the title, Basis of Consolidation, you refer to "Big Mac" and its affiliates". However, these entities are included in the definition of "Big Mac" in Note A. Similarly, in Note F, you discuss the business relationship between "Big Mac" and
Big Mac Transports, Inc. and Fugo Services, Inc., which are included in your definition disclosed in Note A. Please revise the defined term of Big Mac and clarify which entities are included in its definition.

Closing Comments

      As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Shannon Buskirk at (202) 551-3717 or April Sifford, Accounting Branch Chief at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or
Timothy Levenberg, Special Counsel at (202) 551-3707 with any other questions. Direct all correspondence to the following ZIP code:
20549-7010.


									Sincerely,


									H. Roger Schwall
									Assistant Director



        cc:    via facsimile
           	Scott N. Wulfe, Esq.
            	Vinson & Elkins LLP
            	(713) 758-2346
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Mr. Winkler
Complete Production Services, Inc.
March 3, 2006
page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010